Exhibit 99.1

ELBIT IMAGING ANNOUNCES PLAZA CENTERS’ COMPLETION OF HANDOVER
OF THE PLZEŇ PLAZA SHOPPING AND ENTERTAINMENT CENTRE TO KLÉPIERRE

Tel Aviv, Israel, July 31, 2008,  Elbit Imaging Ltd. (Nasdaq: EMITF) (“EI” or the “Company”), today announces that it’s subsidiary, Plaza Centers N.V. (LSE: PLAZ) (WSE: PLAZ/PLAZACNTR) (“Plaza”), a leading emerging markets property developer in Central and Eastern Europe and in India, announced today that it has formally completed the successful handover of Plzeň Plaza Shopping and Entertainment Center (“Plzen Plaza”) to Klépierre SA (“Klépierre”), a leading French property group.

Plzan Plaza is located in the city of Plzeň, which is the 4th largest city in the Czech Republic, having a catchment area of over 300,000 inhabitants. On its opening to the public in December 2007, Plzen Plaza was 100% let to international and local tenants, and was pre-sold to Klépierre in July 2005.

Due to the fact that the rental levels and market conditions experienced in the Czech Republic were stronger than anticipated at the time that the pre-sale agreement with Klépierre was signed in 2005, the actual closing consideration of €61.4 million was significantly higher than the value of €42.8 million  which was estimated at the time the pre-sale agreement signed with Klépierre, representing a 43% increase in value.

The gains from the sale of Plzeň Plaza will be included in the Company’s the 2008 second quarter results.

Shimon Yitzhaki, President and CEO, commented: “Despite the times presently being experienced in the real-estate markets in Europe, Elbit Imaging is delighted to announce the completion and delivery of the last shopping center pre-sold to Klépierre under the 2005 Agreement with a higher than anticipated market value, proving once again our track record and strength as a leading property developer. Plzen Plaza, being the second shopping and entertainment center completed and delivered in the Czech Republic will be the 26th shopping and entertainment center to be completed and sold by Plaza in the Central and Eastern European Region”.

About Elbit Imaging Ltd.
The following is a summary of the principal fields of our businesses:  (i) Shopping and Entertainment Centers - Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use projects in Central and Eastern Europe and in India. (ii) Hotels - Hotel ownership, operation, management and sale, primarily in major European cities. (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment. (iv) Other Activities - Other activities consisting of (a) investments in real estate assets in India designated for residential projects and other mixed-use projects; (b) the distribution and sale of fashion retail in Israel; and (c) venture-capital investments. Other activities also include investments in hospitals and farm dairy plant which are in preliminary stages.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, unexpected results of litigation proceedings, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on June 30, 2008 and as amended on July 2, 2008 .

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	lcreutzfeldt@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com